EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:
1. Our subsidiary MOR PPM, Inc. (“PPM”) was issued five significant and substantial citations by the U.S. Mine Safety and Health Administration (“MSHA”) related to work PPM performed at the Smart Sand, Inc. mine in Monroe County, Wisconsin. PPM has no other disclosures to report under section 1503 for the period covered by this report.
2. MSHA assessed civil penalties totaling $532 for citations issued in November 2017 related to work performed by our subsidiary Southern Industrial Constructors, Inc. (“SIC”) at the 3M Pittsboro Mine in Moncure, North Carolina. SIC has no other disclosures to report under section 1503 for the period covered by this report.